Results of Annual Stockholder Meeting held on March 13, 2014 (unaudited)

1.	Election of Directors - The stockholders of the Fund elected
William Kirby and Nigel Tulloch as Class III directors each to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2017 and Gary French as Class II director to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2016.

  			     For	  		 Withheld
William Kirby	  	11,558,828.253			691,768.401
Nigel Tulloch	  	11,101,046.491		      1,149,550.163
Gary French		11,534,993.491			715,603.163